Laclede Gas Company
720 olive street
st. louis, missouri 63101

MARY C. KULLMAN
CHIEF GOVERNANCE OFFICER
AND CORPORATE SECRETARY

May 20, 2010

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D. C. 20549

Re:          Laclede Gas Company (“Laclede Gas”)
Registration Statement on Form S-3
Filed April 9, 2010
File No. 333-165974 (the “Registration Statement”)
Form 10-K for the fiscal year ended September 30, 2009
Filed November 20, 2009
Forms 10-Q for the periods ended December 31, 2009 and March 31, 2010
Filed January 29, 2010 and April 30, 2010
File No. 001-01822

Dear Mr. Owings:

The following supplementary information is in response to the telephone call from Mr. Ronald Alper to me on May 18, 2010 regarding the above-captioned filings of Laclede Gas.

We acknowledge that we will not offer any securities to the public under the Registration Statement if such securities do not meet the security rating requirement set forth in the Transaction Requirement under Instruction I.B.2. by the time of any sale of such securities or until such securities are registered on a form for which they are otherwise eligible.

*     *     *

We acknowledge that:
•	Should the Commission or staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing adequately addresses the comments in our telephone discussion but if any items require clarifications, please contact me at 314-342-0503 or, Mark Darrell, Senior Vice President and General Counsel at 314-342-0520.

Sincerely,

/s/ Mary C. Kullman

cc:          Ronald E. Alper
Brigette Lippmann